Thunder Mountain Gold Inc.

Whistleblower Policy

March 15, 2025

I. General

Thunder Mountain Gold, Inc. (the "Company") is committed to lawful and ethical behavior in all its activities. The Company requires directors, officers, and employees to act in accordance with applicable laws, regulations, and policies and to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. As employees and representatives of the Company, we must practice honesty and integrity in fulfilling our responsibilities.

II. Reporting

The Company encourages its directors, officers, and employees to share their questions, concerns, suggestions, or complaints with someone who can address them properly. Any employee, officer, or director who reasonably believes that some policy, practice, or activity of the Company is in violation of law or Company policy should file a complaint with the President or the Chairman of the Board of Directors.

Thunder Mountain Gold Inc.

Attn: President and CEO

11770 W. President Drive, Ste. F

Boise, Idaho 83713 USA

If the wrongful conduct relates to one or both the President, or the Chairman of the Board of Directors, or if the reporting individual is not comfortable speaking with, or not satisfied with the response of the foregoing individuals, the issue may be reported to the Audit Committee of the Board of Directors.

Thunder Mountain Gold Inc.

Attn: Audit Committee Chairman

11770 W. President Drive, Ste. F

Boise, Idaho 83713 USA

Thunder Mountain Gold, Inc. 11770 W President Dr. STE F, Boise, ID 83713-8986

Violations or suspected wrongdoing may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation. Anonymous complaints can be sent directly to Corporate Counsel as follows:

Mike Taylor

McMillan LLP

1500 Royal Centre,

1055 West Georgia Street,

Vancouver, BC V6E 4N7

III. No Retaliation

No director, officer or employee who makes a good faith report under this Whistleblower Policy or who cooperates in inquiries or investigations shall suffer harassment, retaliation, or adverse employment consequence. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment. This Whistleblower Policy is intended to encourage and enable employees, officers, and directors and others to raise serious concerns within the Company prior to seeking resolution outside the Company.

Any director, officer or employee who believes that he or she has been subjected to any form of retaliation because of making a good faith report under this Whistleblower Policy should immediately report the retaliation to the President or the Chairman of the Board of Directors.

IV . Investigation

The President, Chairman of the Board of Directors, or a representative of the Board of Directors will notify the sender and acknowledge receipt of the reported violation or suspected violation within five business days. All reports will be promptly investigated in a manner intended to protect confidentiality, consistent with a full and fair investigation, and appropriate corrective action will be taken if warranted by the investigation. A summary of the investigation will be presented to the Board of Directors.

Thunder Mountain Gold, Inc. 11770 W President Dr. STE F, Boise, ID 83713-8986

V. Accounting and Auditing Matters

The Board of Directors shall address all reported concerns or complaints regarding corporate accounting practices, internal controls, or auditing. The President or the Chairman of the Board of Directors shall immediately notify the Board of Directors of any such complaint and work with the Board until the matter is resolved.

VI. Acting in Good Faith

Anyone making a complaint concerning a violation or suspected violation of some policy, practice or activity of the Company must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation of a policy, practice, or activity of the Company. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Thunder Mountain Gold, Inc. 11770 W President Dr. STE F, Boise, ID 83713-8986